FILED BY EQUITY BANCSHARES, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: PRAIRIE STATE BANCSHARES, INC.

COMMISSION FILE NO. FOR REGISTRATION STATEMENT ON

FORM S-4 FILED BY EQUITY BANCSHARES, INC.: 333-215330

The following is a transcript of a conference call hosted by Equity Bancshares, Inc. (“Equity”) on January 27, 2017, which discusses, among other things, the transaction with Prairie State Bancshares, Inc.:

CORPORATE PARTICIPANTS

John Hanley Equity Bancshares, Inc. - SVP of IR

Brad Elliott Equity Bancshares, Inc. - Chariman & CEO

Greg Kossover Equity Bancshares, Inc. - EVP & CFO

CONFERENCE CALL PARTICIPANTS

Terry McEvoy Stephens Inc. - Analyst

Steve Moss FBR Capital Markets & Co. - Analyst

Michael Perito Keefe, Bruyette & Woods, Inc. - Analyst

PRESENTATION

Operator

Good day ladies and gentlemen and welcome to the Equity Bancshares Q4 2016 earnings conference call.

(Operator Instructions)

As a reminder, today’s conference call is being recorded. With us on the call today is Brad Elliott, Chairman and CEO of Equity Bancshares; Greg Kossover, Chief Financial Officer; and John Hanley, Senior Vice President of investor relations.

At this time I’d like to turn the conference over to John Hanley. Please go ahead.

John Hanley - Equity Bancshares, Inc. - SVP of IR

Thank you. Good morning. Thank you all for joining our Equity Bancshares presentation and conference call which will include discussion of our Q4 and year-end 2016 results.

Joining me today are Equity Bancshares Chairman and CEO Brad Elliott and Equity Bancshares Executive Vice President and Chief Financial Officer Greg Kossover.

Presentation slides to accompany our call are available now at investor.equitybank.com. The presentation accompanies a discussion of our Q4 and year-end results.

The presentation is available by clicking either the presentation tab or the event icon for today’s call posted at investor.equitybank.com. Please note if you are currently viewing our presentation as a streaming webcast you will need to manually advance slides using the controls at the lower right.

Please note in the presentation slides 2 and 3 with important information regarding forward-looking statements on slide 2 and important additional information for investors on slide 3. From time to time we may make forward-looking statements within today’s call and actual results may differ.

Our call format will begin with a discussion of Equity Bancshares news and our Q4 and 2016 results to follow. We will allow a brief period for questions and answers following our discussion.

Thank you all for joining us. With that I’d like to turn it over to Brad Elliott.

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

Thank you for joining or fourth-quarter earnings call. I am Brad Elliott, Chairman and CEO of Equity Bancshares. We have just completed the most exciting year in our history with three significant transactions: a capital raise plus two mergers announced, one completed and one with regulatory approvals in hand which will close in March.

Joining me today is our CFO Greg Kossover, and before we discuss results I want to thank all of our associates and our Board without whom none of this growth can occur. Simply stated, their ability, determination and execution is why we grew assets 38% in 2016, brought on five new branches in northern Arkansas, prepared for three more in Western Kansas and successfully completed a capital raise in December. Further, we remain well-positioned to continue this growth, and as we look to 2017 and beyond we expect to continue to build our teams, our platform and our products and services in order to execute on our business plan, which is combining responsible organic growth with attractive mergers in our footprint.

To that end, I am very excited to announce we have hired Wendell Bontrager as President of Equity Bank. Wendell comes to us with an outstanding background in banking, particularly credit and retail operations and strategic initiatives, and will help complete what is already an outstanding group of executive leaders here at Equity. I am pleased to announce the Community First merger has closed and integrated as expected. We entered 2017 fully realizing the benefits and cost savings and the impacts of their balance sheet.

The operating teams are fully integrated and like our first federal transaction from October 2015 we closed and converted on the same day, November 10, allowing the new Ozark Mountain teams to blend in day one with our legacy teams. I cannot express enough how pleased we are with the efforts of the Ozark Mountain region associates as they move through this substantial change in their lives.

I’m also very pleased to have in hand both the Federal Reserve and state of Kansas regulatory approvals for the Prairie merger. Both the Prairie teams and our Equity Bank teams are preparing for the March closing of this merger. And everything is going well on the integration of the two cultures and processes.

You are aware of our capital raised December through a PIPE, a private investment in a public company of $23.6 million net. Our Board and management all believe that raising capital at a stock price which is accretive to tangible book value, builds tangible common equity and allowed us to repay our bank stock loan and positions us well for future opportunities.

Finally, we will be relocating our Andover, Kansas branch to a new location in 2017. This was our first branch and has been leased since we purchased the bank in 2003. It will be our new design like the design we used for our web branch in 2014 and helps deliver a better customer experience in a smaller facility as this was once our home office and helps us to reduce our occupancy expense.

Greg and I are going to discuss the fourth-quarter 2016 numbers a little differently in that we will first discuss the impact of blending the Community First numbers into ours and then we will recap 2016. Greg?

Greg Kossover - Equity Bancshares, Inc. - EVP & CFO

Brad is correct. There is a lot of noise in our fourth-quarter numbers, so before we jump into the fourth-quarter presentation deck filed last night I would like to highlight a few items. As Brad mentioned, we had two fourth-quarter transactions: the closing of Community First and the capital raise.

Community First closed November 10, so we have the combined operations from that date forward. On our December 31 balance sheet Community First loans accounted for $354 million of our total year-over-year loan growth of $423 million, leaving organic growth of approximately $69 million or about 7%. Community also accounted for deposit growth of $375 million of our total year-over-year deposit growth of $415 million leaving organic growth in deposits of $40 million or just over 3%.

Brad?

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

We talked in the second and third quarters about our sales process changing and we achieved that traction in the fourth quarter. The annual growth number Greg just mentioned was put on in the fourth quarter. And as I said on the third-quarter call, the pipeline remains as robust as I have ever seen it.

Even with this fourth-quarter growth the Ozark Mountain region is already gaining traction under our credit processes. We believe our team in the Ozark Mountain region is at full force and will be additive to our pipeline. And the pipeline for our legacy markets is still robust and growing under our marketing efforts.

Greg Kossover - Equity Bancshares, Inc. - EVP & CFO

Other notable changes to the balance sheet in the fourth quarter and year over year include an increase in securities of $120 million from 12/31/15, approximately $80 million of which related to the CFBI merger; an increase in BOOLI as we have more capital allowing for that increase; an increase in Federal Home Loan Bank line of credit advances of $114 million; a decrease of our bank stock loan of $19 million; and, of course, an increase in goodwill and stock and additional paid-in capital associated with the CFBI merger and the PIPE. Tangible book value grew from $15.97 per share to $16.64 per share in 2016. Not including the dilutive effects of options our shares have grown from 8,212,000 at December 31, by 2,690,000 shares from the CFBI merger plus another 770,000 shares for the PIPE and along with a handful of options exercised leaves our basic share count at 11,680,308 at December 31, 2016.

Our average share count for the quarter was 9,840,000 shares and the dilutive effect of options in the fourth quarter was another 172,000 shares, leaving earnings per share — earnings per share calculated for the quarter based on an average of 10,012,000 shares. We expect Prairie to increase the total outstanding shares another 479,468 to get to 12,159,776 shares outstanding post-Prairie. Tangible common equity to tangible assets ended 2016 at 9.13%, leaving us room to continue executing our strategy of growth.

We’d like to move to the income statement for a few moments. Brad?

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

As I spoke about in the third-quarter call, of real importance to our shareholders right now is how we expand bps in a NIM challenged environment in our industry. By continuing our active acquisition strategy we can do two things: grow NIM as Greg will point out in a moment and also gain efficiencies as we add scale.

Our efficiency ratio is improving with each transaction and with 63% for the fourth quarter scrubbed for merger expenses. And we believe our platform has the capacity to continue this strategy. And, of course, as the rate environment improves, and NIM expansion returns, our balance sheet will be larger and more poised to take advantage.

Greg?

Greg Kossover - Equity Bancshares, Inc. - EVP & CFO

Net interest margin showed marked improvement to 3.60% in the fourth quarter. First, we discontinued our leverage strategy at the end of the third quarter and we approximate the drag on NIM from that was between 20 and 25 basis points, although the earnings were a nice offset to transaction expenses we have recently incurred.

Second, with loan production in the fourth quarter our fees were a more typical $806,000. Normalized for us fees represent between 20 and 30 basis points of loan yield which translates into about 15 basis points of margin.

Next, the inclusion of the Community First loan portfolio improves loan yield approximately 15% while there deposit costs is slightly helpful. And this combination improves net interest margin about 12 basis points.

All in, and prior to Prairie, we believe our normalized net interest margin to be approximately 3.70% to 3.75% and post-Prairie we believe net interest margin to be between 3.75% and 3.80%. Our net charge-offs and provision for loan losses for the fourth quarter were uneventful and total reserves to loans were approximately 68 basis points, 131 basis points with our SOP 03 reserve and ALLL was 47 basis points.

Also related to the transactions during the fourth quarter was merger expense. As shown in the press release from last night those expenses were $5.057 million pretax. The after-tax impact recognizing some of those expenses have different levels of deductibility was $3.689 million, or $0.37 per share.

When adding this to our stated EPS of $0.04 per share we pro form Q4 EPS of $0.41 per share understanding, of course, that this is on average share count and with only approximately half a quarter of inclusion of Community First in our performance this $0.41 should not be construed as a run rate. Brad?

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

Turning briefly to the fourth-quarter and 2016 results in the presentation deck filed last night, page 4 shows a steady increase in our stock price since about the time of the CFBI merger announcement in July. Our market cap to date is over $385 million and we learned this week we most likely will be listed in the Russell 2000 index which we believe should create further positive float in our stock.

On page 11 we are proud of our growth in tangible book value per share even through acquisitions. And you can see here our assets are now at $2.192 billion. On page 12 in addition to our tangible common equity our regulatory capital is also very healthy.

I would like to spend some time on our loan concentrations at 12/31/16 and refer you to page 15 of the deck. After the Ozark Mountain region is blended we remain well diversified, which is an important goal of ours in our concentration policy and philosophy. Our CRE non-owner occupied stands at approximately 200% and our ag portfolio is about 3.9% going to about 9% with the Prairie transaction.

Also on that page, NPAs and classifieds increased as expected with CFBI and we expect to work those down responsibly as we have done in the past. On page 16, core Signature deposits continued to increase to 66.1% at 12/31/16.

I turn now to a brief update on mergers and acquisitions. Through all the activity in the second half of 2016 we have continued to have dialogue with several banks, including more than one new set of discussions, all within our footprint we have outlined in the past.

The map on page 17 still applies to us. And with year-end and the holidays behind us we expect activity to continue to increase the positive reaction to our recent announcement is very helpful in both our existing shareholders and our new partners and for allowing potentially new merger partners to see the possibilities of joining the Equity team.

I want to thank all of the people who have made 2016 a success. An incredible amount of progress was made for our shareholders and for all our stakeholders, and it is entirely due to the teams in Arkansas, Hoxie and all the Equity Bank teams and our Board of Directors.

While we celebrate our recent growth we also outlined our 2017 goals at our all employee meeting last week, the most successful of such meetings we have had in our history. I believe our leadership and our teams are all focused to make 2017 and beyond as successful as we know how for all our large stakeholders.

Thank you for joining the call today. Greg and I are happy to take questions at this time.

QUESTIONS AND ANSWERS

Operator

(Operator Instructions) Terry McEvoy, Stephens.

Terry McEvoy - Stephens Inc. - Analyst

Hi, good morning guys. I guess, maybe just Brad, a bigger picture question for you in terms of the loan pipeline. Could you just shed some insight into some industries that really stand out, specifics in your marketplace that you think were behind either what we saw in fourth quarter, the fourth quarter and your optimism looking forward?

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

Yes. So we continue to have a good pipeline, Terry, of QSR franchisees that we’ve been working with for a long time that are continuing to expand.

So we’ve had some draws from those relationships that have funded up.

We work with several large franchisees in different industries. And, honestly, GE credit pulling out of that or selling their franchise business opened up an opportunity for us to take some of those relationships that we had had in the past back over from GE and fund their new lines. We also had some fundings on some construction projects that we had on the books for a while that finally funded up.

And then the aerospace business has also been improving and continues to be improving and fairly robustly, honestly, on the commercial side.

And we had two large opportunities with customers we’ve financed for over 10 years to fund a couple of big equipment purchases for them. We have another one of those that we will fund in the first quarter of this year, as well.

So our pipeline remains about as robust as it was in fourth quarter. I am not saying we will hit the same numbers, but it’s still very, very solid. And we’re starting to get clarity into the second quarter and we continue to see activity.

I think we had a couple of customers executive on some things they were thinking about doing post-election. I think there is actually some business confidence now around that they want to continue to invest in their businesses. So I see loan grow in a positive light, so we are pretty excited about our opportunities.

Terry McEvoy - Stephens Inc. - Analyst

Thanks. And then a follow-up.

On page 8 on the bottom it talks about a larger scale being more efficient, which I get. But then the potential and I am opportunity, is that the benefit from Prairie that Greg talked about in terms of the margin or is that something different that you are thinking about?

Greg Kossover - Equity Bancshares, Inc. - EVP & CFO

Part of it is the benefit from Prairie at this point. But we also believe, Terry, that as we continue to expand the assets on our balance sheet if we do it correctly with the growth of core deposits a bigger balance sheet will allow a little more NIM expansion.

Terry McEvoy - Stephens Inc. - Analyst

And then just lastly, Greg, I just want to make sure I understand what will happen as loans that were acquired leave the acquired bucket and some of them move into the core portfolio. How large of that, what’s the size you think this year? And then maybe more importantly, how does that if anything impact the provision and the need to build up reserves for that process?

Greg Kossover - Equity Bancshares, Inc. - EVP & CFO

That’s a good point. Well, first of all, we do believe that our run rate for purchase accounting amortization is somewhere around $200,000 a month.

It depends a lot on prepayment speed.

So we do have the GAAP recognition of purchase accounting discount coming in at about $200,000 a month in 2017, Terry. We have allowed for just under $4 million of provision in our planning process for 2017 which we believe will continue to grow ALLL between 5 and 10 basis points.

And as the, in this particular case, as the Arkansas portfolio blends in what we’re really doing is moving some of that purchase accounting accretion into a loan-loss reserve provided that our GAAP modeling allows us to do that.

Terry McEvoy - Stephens Inc. - Analyst

Okay great. Thanks, guys.

Operator

Steve Moss, FBR.

Steve Moss - FBR Capital Markets & Co. - Analyst

Good morning. I was wondering, just regarding asset sensitivity and how we should think about what percentage of loans here pro forma for Prairie are variable-rate?

Greg Kossover - Equity Bancshares, Inc. - EVP & CFO

Well, it’s an interesting question for Prairie. Their loans - $80 million of their $145 million in loans are ag loans and they typically renew on an annual basis. So they are not necessarily variable, but the lion’s share of their portfolio, about $100 million of their $130 million, we believe to reprice on an annual basis.

So they basically behave as adjustable-rate loans. So when we look at the inclusion of the Prairie balance sheet, Steve, into our balance sheet, we believe we improve our asset sensitivity by somewhere around $100 million.

Steve Moss - FBR Capital Markets & Co. - Analyst

Okay. And then with regard to M&A activity and discussions, has there been - it sounds like things remain robust. Has there been any change in terms of peoples’ willingness to sell given the change in the election?

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

So I think the driving force behind the transactions that we have done in the past, Steve, are driven by age of ownership or management or the desire to do something different because of one of those two issues. And all the discussions that we are having today still are centered around the same thing. So I don’t think the targets that we have in our geographic area change.

Actually people last year got one year older. So although the environment looks like it might be a little more desirable to be in, there are issues of how you transition to the next generation still lie, and I think that’s where we are that change agent and provide that liquidity for them. And that’s always been our selling point and that’s always been our target.

So outside of one branch transaction during the crisis all the rest of them have been driven by age of ownership or management. And I don’t see that changing or able to change honestly in the communities that we target.

Steve Moss - FBR Capital Markets & Co. - Analyst

Okay. And then one last question around investment securities. How should we think about the balance or the growth of that book going forward?

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

We have planned in 2017 to hold our (technical difficulty) portfolio relatively neutral at the 12/31/15 balances.

Steve Moss - FBR Capital Markets & Co. - Analyst

Great, thank you very much.

Operator

Michael Perito, KBW.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

Hey guys, I think thanks for all the color in the prepared remarks. Most of my questions have been answered. I just have a quick question for Greg.

With the Prairie deal closing in the first quarter what’s a good tax rate to be using for the full year 2017? Sorry if I missed that, I’ve been jumping back and forth between a couple of calls.

Greg Kossover - Equity Bancshares, Inc. - EVP & CFO

32.7%.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

Okay.

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

Approximately.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

Not exactly? And Brad, maybe one more for you.

As we look at the right side of the balance sheet here and rates start to rise, any expectations have some of these acquisitions you guys have added over the last several years, have you guys seen continued deposit growth, is that something you expect to maybe continue? Just any color on the deposit side of things.

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

Yes, we actually, good question, we actually have brought on a treasury management leader and we’ve had people in that area, but we haven’t had a head of that division. And so we brought one on who has local a lot of local experience for us, came out of Commerce Bancshares. And so we are pretty excited about that, and we think that there are a lot of opportunities to grow some fee income within our own balance sheet that we probably have been missing, also some balances, but then also be able to attract some good large balances through that, as well.

And then on the retail side a retail platform has been growing fairly well. We haven’t budgeted for the same type of numbers that we’ve seen in the past, but we anticipate that we will be able to continue to maximize our franchise and grow those deposits and our folks are focused on how we do that.

So with everybody that said that deposits might leave when rates rise, I actually think that when rates rise and we are actually paying people more for their CDs we actually might get more of them. So we think there may be some opportunity there and we are going to focus pretty hard on that this year to grow our deposit franchise.

Michael Perito - Keefe, Bruyette & Woods, Inc. - Analyst

All right, great. Thank you.

Operator

(Operator Instructions) Terry McEvoy, Stephens.

Terry McEvoy - Stephens Inc. - Analyst

Yes, just to follow up on deposits, if I go through my notes from when you went public there was this theme of bringing in deposits in your mature community markets. And I’m just wondering have deposit prices in those markets moved up, did they move up early last year after the rate hike and are you seeing any pricing pressure there in terms of higher funding costs in those mature markets?

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

Good question, Terry. We honestly have not seen pricing pressure there at all. And we’ve been hesitant to move rates up because we haven’t had competitive pressures to need to do that, and we didn’t want to be the driving force in those markets to raise our cost of funds.

So we haven’t. We have some marketing tactics and strategies in trying to do that without raising the overall cost of funds because we think there is some opportunity there. The smaller community banks I think are still fighting NIM and even more so than we are because of their asset side of their balance sheet.

So I think there’s actually some opportunities there, Terry, and I think we are positioned really well to continue to grow that. We have seen growth out of a lot of those marketplaces, and so we think there’s a lot of opportunity there, and especially in some of the new markets that we have just entered in northern Arkansas. And we don’t have anything in the modeling for growth in Western Kansas, but I think we have a lot of opportunity as a percentage of that acquisition to grow deposits there.

The Hays market for us which is very close to the Hoxie transaction, Prairie transaction, has been about a 10% growth market year over year over year over year. So we are pretty excited about the opportunity to go into those two markets out there, two counties that we may be able to attract some good deposits.

Terry McEvoy - Stephens Inc. - Analyst

Thanks again.

Operator

I am showing no further questions. At this time I would like to turn the conference back over to Brad Elliott for closing remarks.

Brad Elliott - Equity Bancshares, Inc. - Chariman & CEO

We appreciate everybody’s interest in Equity Bancshares and we appreciate you joining our call today. If you have further questions please let us know. Thank you.

Operator

Ladies and gentlemen, thank you for participating in today’s conference. This does conclude the program and you may all disconnect. Have a great day, everyone.

Special Note Concerning Forward-Looking Statements

This communication contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 17, 2016 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this communication are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities. Investors and security holders are urged to carefully review and consider Equity’s public filings with the SEC, including but not limited to its Annual Report on Form 10-K, its proxy statement, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by Equity with the SEC may be obtained free of charge at Equity’s investor relations website at investor.equitybank.com or at the SEC’s website at www.sec.gov. Alternatively, these documents, when available, can be obtained free of charge from Equity upon written request to Equity Bancshares, Inc., Attn: Investor Relations, 7701 East Kellogg Drive, Suite 300, Wichita, Kansas 67207 or by calling (316) 612-6000.

In connection with the proposed transaction between Equity and Prairie State Bancshares, Inc. (“Prairie”), Equity filed a registration statement on Form S-4 with the SEC on December 27, 2016, which included a proxy statement of Prairie and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF PRAIRIE ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A proxy statement/prospectus will be sent to the stockholders of Prairie seeking the required stockholder approvals. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Equity by writing to the address provided above.

Equity and Prairie and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Prairie stockholders in connection with the proposed transaction. Information about Equity’s participants may be found in the definitive proxy statement of Equity relating to its 2016 Annual Meeting of Stockholders filed with the SEC on March 28, 2016. The definitive proxy statement can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants will be included in the proxy statement and other relevant documents regarding the proposed merger transaction filed with the SEC when they become available, copies of which may also be obtained free of charge from the sources indicated above.